Exhibit (d)(4)

Addendum to Schedule A
to the

Sub-Advisory Agreement
by and between

Exchange Traded Concepts, LLC
and

Penserra Capital Management LLC

Revised May 7, 2024

Sub-Advisory Fee. Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate based on a percentage of the average daily net asset of each Fund as follows:

Fund	Rate	Effective Date of Agreement
EMQQ The Emerging Markets Internet ETF (EMQQ)[1]	5 bps on the first $100 million 4 bps on next $400 million 3.5 bps over $500 million	June 12, 2015

Agreed and accepted:

ADVISER:		SUB-ADVISER:
Exchange Traded Concepts, LLC		Penserra Capital Management LLC

By:	/s/ J. Garrett Stevens	By:	/s/ Dustin Lewellyn
Name:	J. Garrett Stevens	Name:	Dustin Lewellyn
Title:	Chief Executive Officer	Title:	Chief Investment Officer

[1]	Formerly, EMQQ The Emerging Markets Internet & Ecommerce ETF (EMQQ)